Filed with the Securities
                                                    and Exchange Commission
                                                          		on May 26, 1999

                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.
                                FORM U-6B-2
                           Certificate of Notification


                   	Filed by a registered holding company or
               subsidiary thereof pursuant to Rule U-20-(d) [Reg.
                Section 250.20, P. 36,652] or U-47 [Reg. Section
              250.47, P. 36,620] adopted under the Public Utility
                      Holding Company Act of 1935

            Certificate is filed by: Conectiv and Subsidiaries

	This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section
6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg.
Section 250.48, P. 36,621].

1.	Type of the security or securities ("draft,"
promissory note"):  See Schedule I.

2.	Issue, renewal or guaranty: Common Stock and Long-
Term Promissory Notes are new issues.  Short-Term
Promissory Notes represent cash advances directly from Conectiv. Money Pool Advances represent short-term borrowings from the Conectiv System Money Pool.

3.	Principal amount of each security:  See Schedule I.

4.	Rate of interest per annum of each security:  See
Schedule I

5.	Date of issue, renewal or guaranty of each security:
See Schedule I.

6.	If renewal of security,  give date of original
issue:  Not  applicable.

7.	Date of maturity of each security:  See Schedule I.

8.	Name of the person to whom each security was issued,
renewed or guaranteed: Short-term promissory notes are issued to Conectiv; Money Pool advances are issued to Conectiv Resource Partners, Inc. as agent for the Conectiv Money Pool

9.	Collateral given with each security, if any:  None.

10.	Consideration received for each security:  For
stock, consideration is par value. For debt, consideration is principal amount.

11.	Application of proceeds of each security:
General corporate funds for use in ordinary course of business.

12.	Indicate by a check after the applicable
statement below whether the issue, renewal or
guaranty of each  security  was exempt  from the
provisions  of  Section 6(a) because of:
a)	the provisions  contained in the first sentence
of Section 6(b):
b)	the provisions  contained in the fourth  sentence
of Section 6(b):
c)	the provisions contained in any rule of the
commission other than Rule U-48: /x/

13.	If the security or securities were exempt from
the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section
6(a) or the Act granted by the first  sentence of
Section 6(b).  Not applicable.

14.	 If the security or securities are exempt from
the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15.	 If the security or securities are exempt from
the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss.
250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.





                                                             		CONECTIV


                                           	By:      /s/ Louis M. Walters

                                                        	Louis M. Walters

                                                        	Treasurer

Date:  May 26, 1999


Form U-6B-2
Schedule I

                      Conectiv and Subsidiaries
                     Quarter Ended March 31, 1999




                        Issued during Quarter       Balance at End of Quarter
Company               CommonStock  Installment    Short-Term      Money Pool
                                   Promissory       Debt (1) (3)  Advances (2) (3)
                                   Notes

Conectiv Resources
Partners, Inc.               0        0          $45,000,000    $10,909,392
ATE Investment, Inc.         0        0           10,000,000      9,611,318
Conectiv Services, Inc.      0        0                0          3,712,556
Conectiv Communications, Inc.0        0           57,866,845            0
Atlantic Southern
Properties, Inc.             0        0                0             93,432





(1)	Interest rate at end of quarter:   5.12%
(2)	Interest rate at end of quarter:   5.15%
(3)	Due on demand, but in no case later than 5/1/00

